United States securities and exchange commission logo





                             June 13, 2023

       Gary Simanson
       Chief Executive Officer
       Coincheck Group B.V.
       Hoogoorddreef 15, 1101 BA
       Amsterdam, Netherlands

                                                        Re: Coincheck Group
B.V.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted April 11,
2023
                                                            CIK No. 0001913847

       Dear Gary Simanson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 23, 2023 letter.

       Amendment No. 4 to Draft Registration Statement on Form F-4 Submitted April 11, 2023

       General

   1. Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses
and may have further comments.
       Questions and Answers About the Business Combination, page 28

   2.                                                   We note your response
to comment 2 and reissue in part. We note the maximum
                                                        redemption scenario
assumes that Thunder Bridge Public Stockholders exercise
                                                        redemption rights with
respect to 57.7% of the outstanding shares of Class A Common
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         Stock. We also note your disclosure on page 31 that if redemptions exceed 57.7% and
         Coincheck   s equityholders waive the Minimum Cash Condition and the
transaction is still
         consummated, the resulting impact could be materially different from what is being disclosed in the Maximum Redemptions scenario and that there can be no assurance regarding which scenario will be closest to the actual results. Please revise to disclose the potential impact of redemptions on the per share value of the shares owned by nonredeeming shareholders, by including additional scenarios where redemptions exceed
         57.7% and Coincheck's equityholders waive the Minimum Cash Condition. Please also revise other references to the maximum redemption scenario elsewhere in the document, as appropriate. In addition, please revise the pro forma financial information, as needed, to present additional scenarios to the extent significantly different results may occur, and to disclose the potential impact of redemptions. Refer to Rule 11-02(a)(10) of Regulation
         S-X for guidance.
Risk Factors
Risks Relating to Third Parties
We are exposed to credit risks due to our reliance on cryptocurrency exchange brokers, page 75

3. We note your response to comment 7. We also note that the amount of crypto assets you deposited with bitFlyer as of December 31, 2022 was approximately
215 million, which
         was larger than the amount deposited with Binance as of such date. Please revise the table on page 76 to reflect updated amounts deposited with Binance and other cover counterparties through March 31, 2023, as well as revise your disclosure preceding the table to the extent Binance is no longer your largest single credit exposure.
Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed
Combined
Balance Sheet - Adjustment F, page 132

4. We note your responses included in Appendix A of your April 10, 2023 letter regarding the accounting treatment of the earn-out shares. Please address the following:

                We note that you determined the fair value of the shareholder earn-outs was JPY
              47,066 billion, which has the impact of bringing the historical Coincheck equity balance of JPY 11,111 billion to a large negative equity balance. Please disclose the business purpose for issuing the shareholder earn-outs.
                Please explain the key assumptions and inputs used to measure the fair value of the earn-out shares. Please ensure your description identifies the assumptions and inputs that have the biggest impact on the measurement. Please refer to Rule 11-02(a)(8).
                We note that the terms of a Thunder Bridge common share include a redemption right and that this redemption right may have a large impact on its price. Considering that the earn-out shares will not have a similar redemption right, please tell us why you believe it is appropriate to use the unadjusted share price of Thunder Bridge common stock as an input to the fair value measurement of the earn-outs presented in the pro
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June 13, 2023
Page 3
              forma financial information.
                Please revise to clarify, if true, that the stock price input used to measure the fair value of the earn-out shares as part of the initial accounting for the business combination will use the stock price value based on the IFRS 2 definition of grant date, which would appear to be the date when shareholder approval is obtained and the redemption right is no longer present. If so, consider whether it would be appropriate to disclose that the earn-out valuation in the pro formas could be subject to a material change in the final valuation given the potential significant change in the assumption related to the stock price input to the Monte Carlo simulation model.
Note 3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed
Combined
Statement of Operations, page 134

5. Please tell us how you determined adjustment (HH), which increases expenses, is consistent with the accounting determinations described in Annex A in your letter dated
         April 10, 2023, in which you determined that Company Earn-Out Shares represents a pro-
         rata dividend recorded as a debit to retained earnings.
Information About Coincheck
Our Services
Exchange Platform, page 197

6.       We note your disclosure regarding your evaluation process for    new
 crypto assets. To
         the extent accurate, please revise to clarify that by    new    you
mean crypto assets being
         handled for the first time in Japan and not crypto assets that are new to the Coincheck platform.
Coincheck IEO, page 202

7. We note disclosure that you have conducted a second IEO with Financie, Inc. resulting in
         over   20 billion in subscriptions from approximately 25,000 accounts.
Please tell us and
         revise your filing beginning on page 221 to disclose the commissions received from the issuer and subscribers and any gains recorded on the receipt and sale of any IEO tokens received, as applicable.
High Level of Security, page 206

8. We note your responses to comments 5 and 7 in which you state that you are currently re-
       evaluating your cover counterparty relationship with Binance, which may lead to terminating the relationship. Here or under an appropriately captioned heading, please
FirstName LastNameGary Simanson
       revise your disclosure to include this information and to provide a more detailed
Comapany    NameCoincheck
       description            Group
                   of your risk      B.V.
                                management    measures as provided in your
responses to comments
       6 and
June 13, 20237.Page 3
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Regulatory Environment
Self-Regulatory Organization and Self-Regulatory Rules on Crypto Asset Exchange Service
Providers, page 210

9. We note your response to comment 8 that the possibility of conflicts of interest resulting
         from Mr. Hasuo   s dual positions at the JVCEA and Coincheck is
limited. However, please
         revise to disclose how Mr. Hasuo, the JVCEA and Coincheck will identify and address in the event that a conflict of interest does arise.
Regulations on Anti-Money Laundering and Counter-Terrorism Financing, page 212

10. Please revise your disclosure to discuss whether and to what extent the adoption and implementation of the crypto asset travel rule has or will in the future impact your business, including any risks to your results of operations and financial condition.
Coincheck Management's Discussion and Analysis of Financial Condition and Results of
Operations
Recent Developments and Outlook, page 216

11.      Please update your    Recent Developments and Outlook    and    Recent
Quarterly Results
         disclosure to include the most recent information available related to any company or market events, trends and uncertainties that are reasonably likely to have a material impact on financial results, liquidity or capital resources subsequent to your latest financial statements presented.
Recent Quarterly Results, page 227

12.      We note inclusion of selected financial information for Monex Group
s Crypto Asset
         segment for the nine months ended December 31, 2022, which consists solely of
         Coincheck   s operations. Please revise your filing to provide further detail, including any
         qualitative or quantitative information, necessary to explain any material differences between this financial information and the comparable Coincheck consolidated financial statements.
Crypto Asset Borrowings, page 237

13. We note your disclosure that the usage fee for crypto asset borrowings is calculated by multiplying the "principal amount" of the borrowing by the interest rate and is recognized as an expense over the borrowing period. Please revise here and in your accounting policy disclosure in footnote 3(b) on page F-50 to disclose, if true, that "principal amount"
         represents the quantity of crypto assets lent.
Coincheck, Inc. Financial Statements, page F-1

14. Please revise your filing to include March 31, 2023 audited financial statements required by Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your
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         filing that states that Coincheck, Inc. is not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United
         States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form 20-F. Notes to the Consolidated Financial Statements
Note 9. Crypto Asset Borrowings, page F-35

15. We note you include interest expenses related to crypto asset borrowings in "transaction related costs" which is included in "Selling, general and administrative expenses" in your consolidated statements of profit or loss and other comprehensive income. Please revise to quantify the amount of interest expenses recognized in each period presented. To the extent material, please revise to present interest expenses as a separate line item in your consolidated statements of profit and loss and other comprehensive income pursuant to
         IAS 1.82.
Note 11. Fair Value Measurement, page F-36

16. Please tell us how you determined your safeguard assets, safeguard liabilities, and crypto asset borrowings represent Level 1 fair value measurements. Specifically explain how you determined there existed unadjusted quoted prices in active markets for identical assets or liabilities pursuant to IFRS 13.76 or revise your filing accordingly.
(4)(a) Crypto assets held, page F-49

17. We note your response to comment 22 and also your response to comment 69 from our letter dated June 28, 2022. Please address the following:

                As previously requested, please clarify what        crypto
assets deposited at its
              discretion        means, where    its    refers to the Company.
Specifically, clarify
              whether this phrase captures all customer crypto assets held by the Company or
              whether it is referring to a subset of them. For example, your response to comment 69
              from our letter dated June 28, 2022 began by discussing crypto assets deposited by
              customers and then shifted to    crypto assets deposited at its
discretion    when
              discussing the    Company   s Terms of Use, Terms and Conditions,
and related laws
              and regulations.
                As previously requested, clarify what a    security right
means. For example, clarify
              whether it means that in the various forms of bankruptcy and reorganization you
              referenced in response to comment 69 from our letter dated June
28, 2022, the crypto
              asset is the property of your customer and thus is not available to satisfy claims
              against the Company.
                In your response to comment 69 from our letter dated June 28,
2022 you assert that
              the Company   s possession of the private keys to crypto assets
deposited gives it    the
              ability to give instructions regarding the use of crypto assets deposited and to obtain
              economic benefits that may arise from such instructions.    You
also state that    the
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              use of the secret key without permission from customers is strictly prohibited.
              Please reconcile these statements. For example, please explain the basis for the
              Company   s assertion that the Company has the ability to obtain
the economic
              benefits of crypto assets deposited by customers and how does that assertion
              contemplate the strict prohibition you represent exists.
                In your response to comment 22, you assert that the Company
does not have    the
              present ability to direct the use of such crypto assets and obtain the economic benefits
              that may arise from such use,    but your supporting explanation
appears caveated
              through its use of terms such as    in principle    and
effectively.    Please explain the
              reasons for and meaning of these caveats, how your accounting analysis of control
              contemplates those caveats, and whether there are any
circumstances where the
              Company does control crypto assets deposited by customers.
                Please provide us your Terms of Use and your Terms and
Conditions.
(13)(a) Transaction Revenue, page F-53

18.      We note your response to comment 27. Please address the following:

                More fully support your assertion made in response to the first
bullet that    the
              contracts entered into between the Company and customers and counterparties meet
              the definition of a derivative under IFRS 9 Appendix A...    For
example, support
              your assertion that no initial net investment is required at the time the contracts are
              entered into. In this regard, we note your disclosure and
representations to us that
              under your terms of service, a user   s order is executed and
settled immediately upon
              the user   s acceptance of the quoted price and cannot be changed
or canceled after that
              point. Furthermore, you indicate in response to comment 25 that
the Company   s price
              quote to its customers is based on the price for the cover transaction plus the spread.
               As such, it is not clear to us how for both cover counterparty and user transactions
              the investment is smaller than would be required for other types of contracts that
              would be expected to have a similar response to changes in market factors. Please
              tell us if a user must have adequate amounts in their account to cover the cost to enter
              into a buy transaction. If so, please tell us why you believe you satisfy this criteria.
              Separately, reconcile your assertion that the contracts are settled at a future date with
              your representations in the following:
                o   Response to comment 28 that       the order date and
settlement date are basically
                    instantaneous   ;
                o   Response to comment 27 that    the Company acknowledges
that such contract to
                    transact is immediately executed upon a customer   s
placement of a buy or sell
                    order at the offered terms,    ;    and
                o   Response to comment 25 that    these two transactions are
typically executed
                    within a few seconds, which makes them one integrated process to minimize price fluctuation risks.
                As it relates to the requirement in IFRS 9.2.4 that the non-financial item can be settled net in cash, we note you cite to IFRS 9.2.6(c) and that
you also state    (some of
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              the more common crypto assets are likely to be readily
convertible to cash, which is
              also consistent with IFRS 9.2.4(d)).    Please clarify if you
believe that all of the
              crypto assets that can be transacted on both the Marketplace platform and the
              Exchange platform are readily convertible to cash and that you satisfy the criteria in
              IFRS 9.2.4(d).
                We note your conclusion that IFRS 15 does not permit the combination of contracts with different counterparties. Please tell us if you believe that
IFRS 9 permits the
              combination of contracts with different counterparties.
Separately, tell us the
              relevance of your assertion that       they substantially
represent one transaction from a
              business perspective        to the appropriate application of the
accounting literature;
              that is, clarify if there is accounting guidance that you believe supports the
              combination of these contracts based on your business
perspective.
19. We note your response to comment 28. Please more clearly articulate what contracts you believe are within the scope of IFRS 9 and what contracts you believe are within the scope of IFRS 15 and the reasons why. For example:

                Clarify the basis for asserting that    when a physically
settled derivative results in a
              recognition of inventory    the contract, or a portion of the
contract, is within the scope
              of IFRS 15.
                We note your assertion that IFRS 9.2.4 applies to certain contracts to buy or sell a non-financial item that can be settled net in cash. Please tell us if you believe a
              contract in which the Company is obligated to sell crypto assets is within the scope of
              both IFRS 9.2.4 and IFRS 15 and why. Additionally, more clearly articulate what
              part of the contract is subject to IFRS 9.2.4 and what part is subject to IFRS 15 and
              why.
                Clarify whether you believe that each contract to buy or sell crypto assets is in their entirety in the scope of IFRS 9 or whether you believe that each contract is a hybrid
              contract with an embedded feature that meets the definition of a derivative. We note
              that your response to comment 27 asserts that the contract in its entirety meets the
              definition of a derivative (see e.g., the response to comment 27
statement,    the
              contracts entered into between the Company and customers and counterparties meet
              the definition of a derivative under IFRS 9 Appendix A       )
while your response to
              comment 28 implies a hybrid contract through its assertion that a derivative
              exists in a contract to buy or sell a crypto asset
20. We note your response to comment 27. It remains unclear to us why user transactions, including those that you cover, are considered buy or sell contracts as contemplated in
         IFRS 9.2.4. IFRS 9.2.4 includes a notion that existing buy or sell contracts relate to future receipt or delivery of non-financial items, rather than spot transactions, as the contracts were entered into and continue to be held for receipt or delivery of a non-financial
         item in accordance with the entity   s expected purchase sale or usage
requirements.
         (emphasis added). This language appears to suggest that the type of buy or sell contracts intended to be evaluated under IFRS 9.2.4 are those held for some contractual period of
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         time, such as is the case with a forward purchase and forward sale contract for non-
         financial items, rather than a spot transaction for non-financial items that are simply gross settled sales of the non-financial items. In this regard we note that the unit of account under IFRS 9 is the individual contract. Please tell us how you considered this language, and whether or not you believe IFRS 9 applies broadly to all individual spot purchases or sales for non-financial items, and what specific guidance in IFRS 9 supports that notion.
         In addition, please tell us how such individual contracts are net settled given the immediate nature of the transaction in exchange for consideration.
21.      We note your response to comment 27. If the Company   s contracts were
to be considered
         buy or sell contracts as contemplated under IFRS 9, it remains unclear how the Company concluded that they are net settled in a manner consistent with 9.2.6.c and do not otherwise qualify for the own use scope exception in 9.2.4. We observe that 9.2.6.c is describing a specific sequence of transactions in which a Company first takes delivery of a non-financial item and then sells that item in a short period of time for the purpose of generating a profit from short-term fluctuations in price or short-term fluctuations in
         dealer   s margin. In the Company   s case, a sales transaction is
first entered into with a
         user based on a quoted price that cannot be changed, and then afterwards (in a covered transaction), the Company takes delivery of the non-financial item in order to fulfill the sales transaction with the user. Clarify how you considered this in your conclusion in meeting the type of net settlement in 9.2.6.c, and why the transaction does not meet the own use scope exception. Please address the following:

                Describe what you believe supports your assertion that the sale of the non-financial items in a short period of time is demonstrably for the purpose of generating a profit from short-term fluctuations in price, or short-term fluctuations
in dealer   s margin.
              Your response should address how short-term fluctuations in price or short-term fluctuations in dealer margins are occurring given the established fixed price (quoted price) at inception agreed to by the user which precedes the delivery of non-financial item in a covered transaction.
                We are unclear if you are implying in your response to comment 27 that anytime a dealer sells a non-financial item in a short period after taking delivery from purchasing that item for the purpose of generating a profit, they would be considered net settled under 9.2.6.c. Your response seems to remove the notion of generating a
              profit from    short-term fluctuations    in dealer   s margin.
If that notion is removed, it
              would seem to have very broad implications. For example, it would seem a very common business model for dealers, including distributors or wholesalers of non-
              financial items, to receive delivery of acquired non-financial items and sell those items in a short-period after delivery for the purpose of
generating a dealer   s margin
              in order to fulfill a sales transaction as part of their expected use requirements. We note that a dealer of non-financial items is not specifically defined in IFRS 9. Please clarify for us how you considered these implications given the explicit language in
              IFRS 9.2.6.c of    ...generating a profit from short-term
fluctuations in price or dealer   s
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              margin    and whether or not you believe this to be the case. If
so, please tell us if the
              Company has considered if this is how practice applies IFRS 9.2.6.c and what supports that view given its broad implication. If that is not your view, please tell us how you would distinguish your user and cover transactions from other businesses that employ this business model.
22. To the extent that crypto assets are readily convertible to cash as provided in IFRS 9.2.6.d, please tell us if you view your contracts with users and cover counterparties for the receipt
         or delivery of crypto assets in accordance with the Company   s
expected purchase sale or
         usage requirements when evaluated in isolation of any other net settlement criteria in paragraph 9.2.6. If not, please specifically identify why not, and articulate the facts evidencing such contracts are not for your own use.
23. We note your response to comment 28. Please more clearly articulate the basis in authoritative literature for the attribution you describe in Alternative 2. In your response:

                Clarify the unit of account for both Alternative 1 and Alternative 2;
                Explain on what basis (e.g., fair value, relative fair value, etc.) the attribution in
              Alternative 2 is being made; and
                Clarify the relationship between the fair value of the financial instrument at inception referenced in Alternative 1 and the cash payment attributed to the settlement of the
              financial instrument    referenced in Alternative 2 (e.g., is the
cash payment attributed
              in Alternative 2 equal to the fair value of the financial instrument at settlement?).
24. We note your response to the first bullet of comment 25. Please clarify if you believe that a contract in which the Company is obligated to purchase crypto assets (e.g., from a
         Marketplace user, an Exchange platform user, or a third party exchange) is a contract within the scope of IFRS 15, and if so, the basis for such a belief.
25. If you believe contracts in which you are obligated to purchase crypto assets are not subject to IFRS 15, then:

                Disclose your accounting policy for purchase contracts separately from your Note
              3(13) revenue accounting policy for sales contracts.
                Revise your transaction revenue accounting policy in Note 3(13) to more clearly articulate the consideration to which you are entitled from the
Company   s sale of
              crypto assets. For example, Note 3(13) does not appear to describe consideration to which you are entitled when you sell crypto assets in cover transactions (e.g., sales you make on your Exchange platform or on a third party exchange). Similarly, Note
              3(13) describes consideration to which you are entitled for sales you make on your
              Marketplace platform by reference to adding or deducting a bid-ask spread to the prices of your cover transactions; however response 25 indicates the consideration is an amount equal to the price of the cover transaction plus a spread.
26.      We note your disclosure states that    contracts with customers and
cover counterparties to
         purchase or sell cryptocurrencies are usually open-ended and can be terminated by either
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         party without a termination penalty.    We also note your response to
comment 25 states
         that    once a customer accepts a quoted price to buy or sell a
specific quantity of crypto
         assets, a contract to transact is completed and cannot be terminated by the Company or the
         customer.    Please reconcile these statements for us related to
termination rights and revise
         your accounting policy footnote disclosure and elsewhere in your filing to more clearly
         describe a user   s termination rights.
27.      We note your response to comment 25 which states that    the Company
believes that the
         promised performance obligation of the Company is satisfied when the Company realizes the spread by delivering the crypto assets to a cover counterparty or offsetting its position
         with another customer   s position.    For contracts in which you sell
crypto assets, please
         tell us and revise your filing to explain how you meet the requirements of IFRS 15.31. For example, clarify how realization of spread is a relevant consideration under IFRS 15.31.
         Similarly, clarify how you determined when you transfer control of the
Company   s crypto
         assets to a customer and how    offsetting its position with another
customer   s position
         resulted in the transfer of control of the Company   s crypto assets
to a customer.
28.      We note your response to comment 26 which states that in 40% of
Marketplace
         transactions        the Company was able to match customers
purchase orders with
         offsetting sales orders of other customers on the Marketplace platform
   and       that the
         existence of the threshold limits does not mean that transactions below the threshold are
         always settled with the Company   s own crypto assets.    Please
reconcile these statements
         for us to your assertion that you are the IFRS 15 principal to Marketplace platform
         customers    purchase transactions. In your response, clarify whether,
and if so, how you
         control the crypto asset immediately prior to its transfer to the purchasing customer when
         you match a customer   s purchase order with an offsetting sales
order.
29.      We note disclosure on page 196 states that for the Marketplace
platform    the customer   s
         sale or purchase is reflected on our records when placed.    However,
we note your
         response to comment 26 states that transactions are reflected in
records at        the time of
         acceptance of such purchases and sales.    Please clarify and revise
your filing to disclose
         how the timing of the Company   s recognition or derecognition of the
crypto asset relates
         to when control of the crypto asset transfers. Please also reconcile these policies to the
         requirements of IFRS 15.31 for customers    purchase transactions in
which the Company is
         selling crypto assets and to IAS 38.18 for customer   s sales
transactions in which the
         Company is purchasing crypto assets.
30. We note your response to comment 26. Please clarify for us the timing of when a customer gains control of crypto assets purchased or loses control of crypto assets sold relative to the transfer of the crypto asset to/from their cold wallets and the basis for your conclusion.
31.      It appears you refer to    users    and    customers
interchangeably throughout your filing to
         refer to parties that hold accounts on your platforms and utilize the services that you provide, including buying and selling crypto assets and other digital assets on your
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         platforms. Please revise the Frequently Used Terms section to discuss your use of these
         terms and clarify that certain    users    or    customers    do not
meet the definition of a
         customer under IFRS 15 for purposes of your revenue recognition policies. Additionally, please revise your revenue recognition policies to only use the term customer for those parties that meet the definition in IFRS 15. For example, we note that parties that sell crypto assets on your marketplace or exchange platform and parties that purchase on the exchange platform but are not charged a commission and therefore do not exchange consideration are two examples of parties that do not appear to meet the definition of a customer in IFRS 15.
(13)(b) Commission received, page F-54

32. We note your response to comment 29. Please confirm if our understanding is correct that at no time, even momentarily, the Company's assets (e.g., crypto assets, fiat currency, assets other than the Exchange platform itself, etc.) are used or exchanged in an Exchange platform transaction in which the Company is not a party to the transaction.
33.      We note your response to comment 29 that states that    when the
Company uses its own
         crypto holdings or fiat currency to execute a transaction with customers on the Exchange platform, the Company only earns a commission from the customer side. For the cover transactions for its Marketplace platform, the accounting for such transactions is described
         in the response to comment 28 above.    For cover transactions where
the Company is
         selling crypto assets on the Exchange platform (i.e., because the Company is a net purchaser of crypto assets on the Marketplace platform), please address the following
         related to the Company   s Exchange platform selling cover
transaction:

                Clarify the gross amount payable to the Company and how it is determined.
                Clarify how the amount payable to the Company is both described and displayed to the cover counterparty.
                Clarify how the example in response to comment 28 would be modified to illustrate this transaction including the commission referenced in response to comment 29.
                Clarify what in this cover transaction constitutes the financial instrument referenced in Alternative 2 in response 28 and clarify what portion of the amount payable to the Company would be attributed to its settlement
under the Company   s
              accounting and why.
34. We note your response to comment 29. It appears that the accounting analysis only addresses the performance obligation on the Exchange platform when you are brokering transactions between customers and you recognize a commission as described on page F-
         54 of your filing. Please provide a similar IFRS 15 accounting analysis that addresses when you are the counterparty selling crypto assets on the Exchange Platform and the performance obligation is to deliver cryptocurrency and you recognize a commission.
35. Please reconcile the last sentence in your response to comment 29 related to Exchange
         platform transactions, which states,    From the customers
perspective, the nature of the
 Gary Simanson
Coincheck Group B.V.
June 13, 2023
Page 12
         Company   s promise is no different whether the Company acts as the
counterparty to the
         customer or not    to the statements below.

                Your response to comment 27 in which you state,    for question
(a), an agreement
              with the customer to purchase or sell crypto assets at an agreed-upon price represents a contract, which has its own terms and conditions, and both the customer and the
              Company understand the rights and obligations associated with such contract
              (emphasis added);
                Your response to comment 28 in which you state,    for the
trading of crypto assets,
              the Company believes that the promised good or service under IFRS15 is to deliver crypto assets to a retail customer or a cover counterparty;
and
                Your response to comment 29 in which you indicate that for transactions that are not cover transactions, your promised service is brokering transactions between customers.

         Also, please tell us why you believe the requirements of IFRS 15, paragraph 9b are met if, as you represent, the nature of your promise is no different from the
customer   s
         perspective, but in fact the nature your promise does differ when you are the counterparty selling crypto assets to the customer.
36. Please revise your revenue recognition accounting policy to distinguish your accounting policy for Exchange platform transactions in which you are the party selling crypto assets from those Exchange platform transactions in which you are not a counterparty and your promise and performance obligation is brokering transactions between Exchange platform customers in exchange for a commission.
37.      Please clarify for us and revise to articulate the Company   s initial
carrying value for
         crypto assets you acquire in Exchange platform transactions and provide supporting accounting analysis citing authoritative literature. Please clarify whether you receive a commission in these transactions and if so, how you considered whether the commission represents a deduction to arrive at your initial carrying amount of the acquired intangible asset. Refer to IAS 38.27.
       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameGary Simanson                                Sincerely,
Comapany NameCoincheck Group B.V.
                                                               Division of
Corporation Finance
June 13, 2023 Page 12                                          Office of Crypto
Assets
FirstName LastName